Press Release	.

Current Technology Corporation Completes 51% Acquisition of Celevoke, Inc.; Preliminary Guidance Established for 2008

Current Technology Corporation (OTCBB: CRTCF - News) and MSGI Security Solutions Inc. (OTCBB: MSGI - News) “MSGI” today announced that Current technology has closed definitive documentation for the 51% acquisition of Celevoke, Inc; developers of a proprietary GPS asset-tracking platform hosting a variety of marquee clients including General Electric, Travelers Group, CrimeStopper, News Corp., Tracell and many others. Funding for the acquisition is being provided by MSGI. Financial terms were disclosed in the Company’s news release dated January 11, 2008.

Chuck Allen, CEO of Celevoke commented, “Now that we have closed, we can turn our attention to executing on the myriad of opportunities available to us in the United States, Mexico, Brazil, and many other countries around the world. Over the past several years, we have conducted a number of beta tests with marquee clients, and are poised to roll out programs with them commencing immediately. We are sufficiently confident of the significant volume of business at hand, to project sales for calendar 2008 to be in the range of $10-15 million.”

Current Technology CEO Robert Kramer stated, “I have tremendous faith in the dynamic combination of Chuck Allen’s proprietary technology and the growing number and size of distribution channels providing access to marquee international clients. When combined with MSGI’s financial commitment, wireless industry knowledge, and significant high level industry contacts worldwide, I believe this partnership will deliver significant benefits to our respective shareholders in the near term.”

Jeremy Barbera CEO of MSGI said, “The partnership of MSGI/Current Technology/Celevoke will immediately elevate our capabilities for real time protection and risk mitigation. We began combining resources for business development in January and have exciting opportunities on three continents. Many countries have begun to enforce mandatory GPS tracking on all vehicles and our team is well prepared and poised to build market share in each successive quarter.”

In an unrelated matter; following legal advice to allow more time to meet regulatory requirements, Current Technology has deferred the Special Meeting seeking shareholder approval to move the domicile of the corporation from Canada to the United States from this month to a date to be determined in the second quarter of this year.

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

MSGI Security Solutions

Jeremy Barbera, 1-917-339-7134

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

Grannus Financial Advisors

Yvonne Zappulla, 1-212-681-4108